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franklintempleton.com

July 12, 2024

VIA EDGAR

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Subject:  Franklin Templeton Funds (the “Funds”) (as listed on the attached Appendix)

Dear Ms. Fettig:

On behalf of the Funds, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically or via e-mail on August 22, 2023, September 18, 2023, and January 26, 2024, regarding various filings made by the Funds with the SEC on Forms N-17f-2, N-CSR and N-CEN as well as corresponding disclosures made in their prospectuses filed as part of their registration statements on Form N-1A.  References made to a Fund number, or to a Fund’s shareholder report on Form N-CSR or annual report on Form N-CEN, refer to the Funds and relevant reporting periods reviewed by the Staff as listed on the Appendix, unless otherwise specified.  Each comment is summarized below, followed by the applicable Funds’ response to the comment.

1.                  Comment:  With respect to the Form N-17f-2 filings of Funds 114 to 116 (each series of the registrant Franklin Value Investors Trust) dated August 25, 2021, it appears that the filings include the report of the independent registered public accounting firm but not the other information required by Form N-17f-2.

Response:  The corresponding filings have been amended and re-filed on September 18, 2023 in response to the Staff’s comment.

2.                  Comment:  With respect to the Form N-17f-2 filings of Fund 118 (Templeton Dragon Fund, Inc.), it appears that a filing may have been missed for the examination period ended October 31, 2020.

Response:  The relevant filing was made on September 14, 2023 in response to the Staff’s comment.

3.                  Comment:  With respect to Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”) (i.e., the Names Rule) as it relates to Fund 102 (Franklin Mutual Global Discovery VIP Fund), please explain in its registration statement on Form N-1A how the Fund intends to invest globally. For example, please see the corresponding registration statement disclosure for Fund 28 (Franklin Mutual Global Discovery Fund).

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

Response:  While Rule 35d-1 does not relate to the term “global” in a fund’s name, in its next annual update to its registration statement, Fund 102 will include disclosure similar to the disclosure currently included in the registration statement for Fund 28 regarding the Fund’s intent to invest globally.

4.                  Comment:  With respect to Fund 69 (Franklin FTSE Latin America ETF), please consider including principal risk disclosure on geographic focus specific to Brazil in its registration statement given the Fund’s significant exposure to that country.

Response:  The Fund notes that a “Regional—Brazilian Securities” risk is included in the Item 9 Principal Risks section of the Fund’s prospectus.  In response to this comment, the Fund will consider whether it is appropriate to add risk disclosure specific to investments in Brazil in the Fund Summary section of the prospectus in connection with the next annual registration statement update depending on the level of exposure to Brazil at that time.

5.                  Comment:  With respect to Fund 27 (Franklin Mutual Financial Services Fund), please consider including principal risk disclosure on banks in its registration statement given the Fund’s significant exposure to banks.

Response:  The Fund currently has risk disclosure related to investing in financial services companies generally, which applies to banks as well as other financial services companies.  The Fund will, however, review the disclosure in connection with its next registration statement annual update to confirm that all principal risks related to investments in banks are disclosed in the Fund’s prospectus.

6.                  Comment:  With respect to Fund 95 (Franklin Ultra Short Bond ETF), please explain how the Fund meets the diversification requirements of the 1940 Act, as it appears that individual holdings representing more than five percent of total net assets (“five percent holdings”) are collectively greater than 25% of total net assets (i.e., the Fund appears to be operating as “non-diversified”).

Response:  We note that the cause of such diversification exceedance was the result of redemption activity and not due to additional purchases of five percent holdings while such holdings collectively represented greater than 25% of the portfolio. The Fund’s investments in five percent holdings were collectively reduced to below 25% in July 2023.

7.                  Comment:  The Staff notes that certain Funds are identified in their prospectuses as non-diversified but appear to be operating as diversified Funds. If any of such Funds have operated as diversified for a continuous three-year period, please confirm in correspondence that the Funds will receive shareholder approval prior to changing their status back to a non-diversified Fund. This comment applies to Fund 51 (Franklin Disruptive Commerce ETF), Fund 78 (Franklin Genomic Advancements ETF), Fund 80 (Franklin Intelligent Machines ETF), and Fund 118.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

Response:  We confirm that such Funds have not operated as diversified for a continuous three-year period, but rather have operated as non-diversified from time-to-time over the period. Pursuant to the Allied Capital SEC No-Action Letter (pub. avail. Jan. 3, 1989), if any of such Funds were to operate in a diversified manner continuously for a three-year period, we confirm that the Fund(s) would seek shareholder approval prior to changing its operating status back to non-diversified.

8.                  Comment:  The prospectuses for Fund 12 (Franklin LifeSmart 2045 Retirement Target Fund) and Fund 13 (Franklin LifeSmart 2050 Retirement Target Fund) state that no more than 25% of the Fund’s assets may be invested in any one underlying fund, with certain exceptions (the “25% limitation”). It appears that Funds 12 and 13 are invested more than 25% in the Franklin U.S. Core Equity (IU) Fund series of Franklin Fund Allocator Series (the “Equity Fund”), which is not a fund included in such exceptions. Please explain how such investments comply with the Funds’ prospectus limitations.

Response:  Funds 12 and 13 exceeded the 25% limitation initially due to market appreciation of their holdings in the Equity Fund.  While the Funds did not make active investments in the Equity Fund that caused them to exceed the 25% limitation, in March 2023 it was discovered that the dividends received by the Funds from the Equity Fund had been automatically reinvested into the Equity Fund. Once discovered, the Funds elected to receive cash distributions so that the reinvested dividends would not continue to increase the Funds’ concentration in the Equity Fund, which was already over the 25% limitation due to market movements. In addition to making such election, the Funds’ investment manager also sold some of each Fund’s holdings in the Equity Fund on March 24, 2023 and replaced it with Fund 89 (Franklin U.S. Equity Index ETF) to reduce the Funds’ exposure to the Equity Fund to less than 25%.

9.                  Comment:  With respect to the Form N-CSR filings for Fund 2 (Franklin Short Duration U.S. Government ETF) and Funds 51 to 95 (each series of the registrant Franklin Templeton ETF Trust; together with Fund 2, the “ETFs”), Item 5 (Audit Committee of Listed Registrants) was marked “not applicable,” but it appears that such information is required.

Response:  We acknowledge the Staff’s comment and note that such Item will be responded to going forward with respect to the ETFs.

10.              Comment:  With respect to Item 27(b)(7) of Form N-1A (Management’s Discussion of Fund Performance) (the “MDFP”), please explain why the Fund’s average annual total return charts are only presented for certain share classes. This comment applies to each Fund other than the ETFs.

Response:  The currently effective Item 27(b)(7) of Form N-1A (Management’s Discussion of Fund Performance) is silent with respect to whether the performance for each class needs to be included in the average annual total return charts.  The aforementioned Funds (as well as other large fund complexes) have historically taken the position that only the oldest share class is required to be shown in the average annual total return charts.  However, such Funds’ shareholder reports are in the process of being revamped in light of the new tailored shareholder report rules described in Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds, Release No. IC-34731 (October 26, 2022), and, under those rules, each class’ performance will be shown in separate class-specific shareholder reports.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

11.              Comment:  With respect to Fund 16 (Franklin LifeSmart Retirement Income Fund) and Fund 23 (Franklin Managed Income Fund), each of which employ a managed distribution policy, please provide in future filings the disclosure required by Item 27(b)(7)(iii) of Form N-1A. This Item addresses, among other things, the effect of any policy or practice of maintaining a specified level of distributions to shareholders.

Response:  We acknowledge the Staff’s comment and will address such disclosure in future filings, as applicable.

12.              Comment:  With respect to the MDFP for each ETF that is designed to provide investment results that closely correspond with an underlying index, it appears that the underlying index is presented as the required “appropriate broad-based securities market index.” Please explain why utilizing the underlying index in this fashion is appropriate. See, e.g., Release No. IC-34731 (commenting on the definition of an appropriate broad-based securities market index). This comment applies to Funds 53, 55-77, 82, 88-90, and 92-93 (collectively, the “Index ETFs”).

Response:  The Index ETFs believe that the primary benchmark indexes utilized by each Fund for performance comparison purposes are appropriate broad-based securities market indexes based on the currently effective requirements of Instruction 5 to Item 27(b)(7) of Form N-1A. The Index ETFs are re-evaluating such indexes in conjunction with preparing for compliance with the SEC’s rule and form amendments for shareholder reports described in Release No. IC-34731.

13.              Comment:  With respect to Fund 61 (Franklin FTSE Eurozone ETF) and Fund 68 (Franklin FTSE Japan Hedged ETF), it appears that each Fund utilizes derivatives as part of its principal investment strategies, and that such strategies affected the Funds’ performance. Please explain why derivatives were not discussed as part of the MDFP.

Response:  We can confirm that the Funds utilized derivatives during the reporting period. Going forward, the Funds will consider the utilization of derivatives during the reporting period and the corresponding impact on the Funds’ performance will be addressed in the MDFP, as applicable.

14.              Comment:  With respect to Fund 2, the MDFP states that the Fund used options, but it did not appear that there was any activity with respect to options during the reporting period.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

Response:  We can confirm that the Fund did not utilize options during the reporting period. Going forward, the Fund will confirm the accuracy of such disclosure in connection with preparation of the MDFP.

15.              Comment:  With respect to Fund 100 (Franklin Income VIP Fund), the MDFP states that the Fund did not use any derivatives during the reporting period, but it appears that the Fund utilized futures contracts as disclosed on the Statement of Operations.

Response:  We can confirm that the Fund did utilize derivatives during the reporting period. However, such activity had an immaterial impact on Fund performance for the period. The description of derivatives activity for the reporting period will be addressed going forward, as applicable.

16.              Comment:  With respect to the MDFP for Funds 7 to 16 (the “Franklin LifeSmart Retirement Funds”), please consider whether a discussion as to whether the investment manager for a Fund employed the neutral or defensive glide path (as described in the prospectus) during the reporting period would be relevant to investors.

Response:  We note that the target date Funds (i.e., Funds 7 to 15) include “Investment Strategy” disclosure that notes that the investment manager uses the neutral glide path under normal market conditions and describes the circumstances under which the manager may employ a defensive glide path. Consistent with historical practice, the investment manager will address changes in the glide path warranting discussion and the corresponding impact on Fund performance in the MDFP. For example, please see the annual shareholder report for Fund 7 (Franklin LifeSmart 2020 Retirement Target Fund) for the reporting period ended December 31, 2020, which described the shift from the neutral to the defensive glide path under “Manager’s Discussion.”

We note that Fund 16 does not employ a glide path, but the Fund’s asset allocation strategy is described in its prospectus and under “Investment Strategy” in the annual shareholder report.

17.              Comment:  With respect to Funds that have significant investments in derivatives and where a graphical representation of portfolio holdings is included in the MDFP, please consider disclosing (as applicable) whether or not such chart includes the Fund’s derivatives exposure.

Response:  We acknowledge the Staff’s comment and will consider disclosing such information in future shareholder reports, as applicable.

18.              Comment:  With respect to the Schedules of Investments for Funds that invest in derivatives where one stream of the cash flows (i.e., “leg”) is based on a variable rate, please disclose in future filings the end of reporting period interest rate or the reference rate to provide shareholders with the ability to translate the rate. Please see Fund 22 (Franklin Low Duration Total Return Fund) and Fund 24 (Franklin Total Return Fund) as examples of Funds holding such investments. In connection with your response, please see Rule 12-12, Footnote 4 of Regulation S-X and SEC Staff guidance as conveyed to the AICPA Investment Companies Expert Panel (“Expert Panel”) in February 2018.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

Response:  We have considered the Staff’s comment and will disclose in future filings the end of reporting period interest rate or the reference rate to provide shareholders with the ability to translate the rate. We anticipate that such disclosure will be included in shareholder reports, as applicable, beginning with the reporting period ended December 31, 2023.

19.              Comment:  It appears that certain ETFs disclose Level 3 investments in the fair value hierarchy table in the Notes to Financial Statements (each, a “Note” and collectively, “Notes”) that are not identified as such on the Schedule of Investments. For example, please see Fund 55 (Franklin FTSE Asia ex Japan ETF), Fund 61, Fund 77 (Franklin FTSE United Kingdom ETF), and Fund 78.

Response:  We acknowledge the Staff’s comment and can confirm that such disclosure will be corrected going forward, as applicable.

20.              Comment:  With respect to Fund 59 (Franklin FTSE China ETF), it appears that the total amount of Level 3 investments disclosed in the fair value hierarchy table does not reconcile with the Level 3 investments identified on the Schedule of Investments.

Response:  We acknowledge the Staff’s comments and will reconcile such disclosures going forward.

21.              Comment:  With respect to Fund 16 and Fund 106 (Franklin Small-Mid Cap Growth VIP Fund), it appears that Level 3 investments constituted approximately ten percent and three percent of net assets, respectively. Please explain why the disclosure requirements regarding valuation technique(s) and significant unobservable inputs used in measurement were not included in the Notes for such Funds. In connection with your response, please explain how the relevant disclosure meets the disclosure requirements of FASB ASC 820-10-50-2(bbb)(2).

Response:   We have a two-tiered approach to assessing the materiality of the Fund’s fair valuation disclosures as follows: (1) a reconciliation of assets and/or liabilities in which Level 3 inputs are used in determining fair value is presented when there are Level 3 investments greater than or equal to 1% of net assets at the beginning or end of the reporting period, and (2) if the management appraised fair value Level 3 investments are greater than or equal to 1% of net assets at the end of the reporting period, the quantitative information regarding the unobservable inputs is presented for individual management appraised fair value Level 3 investments that are greater than or equal to 0.50% of net assets.

With respect to Fund 16 and Fund 106, there were investment(s) that were material (greater than 0.50% of net assets), however the value(s) were derived using recent transactions, private transaction prices or third-party pricing information which are unobservable as noted within the Notes. With respect to Fund 16, the applicable financial instruments (Credit Suisse AG into S&P 500 Index and UBS AG into S&P 500 Index) were valued based on the last available price (broker quote). The applicable financial instrument in Fund 106 (Fanatics Holdings, Inc.) was valued based on a recent transaction. The valuations were unadjusted and thus complied with FASB ASC 820-10-50-2(bbb)(2).

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

22.              Comment:  Certain Funds presented non-cash income on their Statements of Operations. Section 1 of Rule 6-07 of Regulation S-X (Statements of Operations) states that, among other things, if income from non-cash dividends or payment in kind interest are included in income, the bases of recognition and measurement used in respect to such amounts should be disclosed. It appears that such disclosure requirement was not met. This comment applies to Fund 51, Fund 55, Fund 70 (Franklin FTSE Mexico ETF), Fund 73 (Franklin FTSE South Africa ETF), and Fund 80.

Response:  We acknowledge the Staff’s comment and will disclose such bases of recognition and measurement going forward, as applicable.

23.              Comment:  With respect to the shareholder reports for Fund 86 (Franklin Systematic Style Premia ETF) and Fund 87 (Franklin U.S. Core Bond ETF), it appears that the Funds may be missing disclosure around the volume of swap transactions. In addition, please explain where open swap transactions are reflected in the fair value hierarchy table for Fund 86.

Response:  For Fund 87, the volume of swap transactions was included. These are reflected as credit default contracts. We acknowledge the Staff’s comment and will disclose the volume of swap transactions going forward for Fund 86. We note that swap transactions were inadvertently omitted in the fair value hierarchy table as unrealized gains were zero for the applicable period, but such disclosure will be addressed going forward.

24.              Comment:  With respect to the shareholder reports for certain ETFs, the Notes do not appear to include specific accounting policies with respect to forward exchange contracts or swaps, or include disclosure related to the reason for such investments. This comment applies to Funds 51-52, 54, 78-81, 83-87, 91, and 94-95 (collectively, the “Active ETFs”).

Response:  We acknowledge the Staff’s comment and will include such disclosures going forward, as applicable.

25.              Comment:  The Staff notes that certain Funds have expense waiver arrangements specific to certain share classes. Please refer to the SEC Staff’s bulletin issued on February 2, 2023 (Differential Advisory Fee Waivers) and explain whether this arrangement results in cross-subsidization between classes. Please also confirm that the Fund’s Board of Trustees (“Board”) monitors the use of waivers or reimbursements to guard against cross- subsidization between classes consistent with its oversight of, and independent fiduciary obligations to, each class. As one example, please see Fund 16.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

Response:  None of the Funds reviewed have fee waiver/expense reimbursement arrangements that result in differential investment advisory fees among classes.  The differences between the contractual fee waiver/expense reimbursement limitations among the classes is due solely to a difference in the limitations on transfer agency (“TA”) fees for Class R6 shares as compared to other classes of shares.  Class R6 TA fees are a class-specific expense as specifically provided for in the Funds’ transfer agency agreements and Rule 18f-3 multiple class plans.   Such fees are permitted to be waived in different amounts than the Funds’ other classes.  The limitation on Class R6 shares’ total expenses, therefore, is lower compared to other classes in order to take into account the differences in TA fees and the services rendered to Class R6 shareholders as compared to the other classes of shares.  For example, Fund 16 has a contractual fee waiver and expense reimbursement agreement under which the investment manager has agreed to waive fees and/or reimburse total operating expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses and certain non-routine expenses or costs, as more fully disclosed in its prospectus) so that the Fund’s total operating expenses will not exceed 0.05% for each share class except Class R6, and will not exceed 0.00% for Class R6 shares.  The separate description of the TA fee waiver was designed to describe the limit on the actual Class R6 TA fees, but that limit is embedded into the total contractual fee waiver/expense reimbursement limitation of 0.00% for Class R6 shares.  When applying the waivers, fees and expenses are waived/reimbursed in the following order: (1) transfer agency fees for Class R6 are waived first (if any); (2) additional non-transfer agency fees and expenses (including investment management fees) are waived or reimbursed next on a fund-level basis across all classes in the same amount; and (3) transfer agency fees for the non-Class R6 classes of shares are waived last (if necessary).  This ordering ensures that investment management fees (and all non-TA fees) are waived in the same amount for all share classes.  See the following example for Fund 16 as of December 31, 2022 (with Rule 12b-1 fees and acquired fund fees and expenses removed for simplicity):

Class	Management Fee	Non-TA Other Expenses	TA Expenses	Total Gross Expenses	Waiver of Class R6 TA Fees	Waiver of non-TA Fund-Level Fees[1]	Waiver of TA Fees for non-R6 Classes	Net Expenses
Class A	0.25%	0.31%	0.17%	0.73%	--	0.56%	0.12%	0.05%
Class C	0.25%	0.31%	0.17%	0.73%	--	0.56%	0.12%	0.05%
Class R	0.25%	0.31%	0.17%	0.73%	--	0.56%	0.12%	0.05%
Class R6	0.25%	0.31%	0.08%	0.64%	0.08%	0.56%	--	0.00%
Advisor Class	0.25%	0.31%	0.17%	0.73%	--	0.56%	0.12%	0.05%

1 Includes waiver of full investment management fee.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

The Registrant will review the description of the fee waivers and expense reimbursement agreements to clarify that the only differential in the waivers/reimbursements between classes is due to the differential in TA fees.

The Funds’ fee waivers and expense reimbursements are reviewed monthly by the manager to confirm that there are no inadvertent cross-subsidizations between classes.  In addition, each Board has approved the fee waiver/expense limitation arrangements and is provided updates to such arrangements on a quarterly basis.

26.              Comment:  With respect to Funds 25 to 30 (each series of the registrant Franklin Mutual Series Funds), it appears that such Funds included negative “reports to shareholders fees” and negative “trustees’ fees and expenses” on their Statements of Operations. With respect to Funds 96 to 113 (each series of the registrant Franklin Templeton Variable Insurance Products Trust), it appears that certain of such Funds similarly included negative “reports to shareholder fees” and had certain other negative expenses on their Statements of Operations. With respect to Funds 117 (Templeton Developing Markets Trust) and 119 (Templeton Global Balanced Fund), it appears that such Funds included negative “reports to shareholders fees” on their Statements of Operations. Please explain why such expenses were negative for the reporting period and discuss how the expenses were presented in the corresponding fee tables in the prospectuses and in the expense examples in the annual shareholder reports.

Response:  We note that such negative expenses were due to an over-accrual of expenses that was identified and adjusted in a subsequent financial reporting period. With respect to the corresponding fee tables in the prospectuses, other expenses were restated to reflect fees and expenses for the current fiscal year and a corresponding footnote was included as required by Item 3 of Form N-1A. No adjustments were made to the expense examples in the annual shareholder reports for impacted Funds where the accrual adjustment was immaterial, or where the Fund’s operating expenses were at an expense cap. For Funds with a material expense accrual adjustment, such adjustment was included on a de-annualized basis in the expense examples.

With respect to the corresponding fee tables in the prospectuses for Funds 96 to 113, the “other expenses” line item in the fee table was restated to reflect fees and expenses for the current fiscal year (adjusted to remove the negative expenses), which then was reflected in the “total annual fund operating expenses” and “total annual fund operating expenses after fee waiver and/or expense reimbursements” line items in the tables.   With respect to Funds 25-30, 117 and 119, the “other expenses” line items in the fee tables in the prospectuses were not restated.  The inconsistency in the treatment of the Funds with respect to the restatement of the fee and expense tables was inadvertent.  However, we believe that the restatement was not required under Form N-1A because the over-accrual of expenses was not a change that would materially affect the information disclosed in the Funds’ fee and expense tables as required by Item 3 of Form N-1A.

27.              Comment:  With respect to the shareholder reports of the ETFs that have adopted a unified fee structure (collectively, the “Unitary Fee Funds”), where the Fund pays a unified management fee to the investment manager, please disclose in future filings how often the unitary fee is paid under transactions with affiliates (i.e., related party transactions). The Staff notes disclosure stating that, effective March 1, 2022, the investment manager implemented a voluntary waiver of its management fee for certain ETFs. Please disclose in future filings the terms of the voluntary waiver and indicate the Funds that that disclosure applies to.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

Response:  We acknowledge the Staff’s comments and will include such disclosures going forward, as applicable.

28.              Comment:  With respect to Fund 89, please disclose in future filings that the management fee is a unitary fee and describe any exclusions from such fee.

Response:  We acknowledge the Staff’s comment and will include such disclosure going forward.

29.              Comment:  With respect to the Active ETFs, it appears that Note 3.a. of the Notes (Management Fees) may be incomplete with respect to describing such Funds’ applicable management fees.

Response:  We acknowledge the Staff’s comment and will provide additional disclosure with respect to such fees going forward.

30.              Comment:  With respect to Fund 86, it appears that disclosure regarding the management fee arrangements for the Fund may be incomplete given the Fund’s wholly owned subsidiary and other expenses paid besides a unified management fee.

Response:  Please see response to Comment 31 below. Going forward, the operation of the unitary management fee structure with respect to the Subsidiary (defined below) will be further clarified in future shareholder reports.

31.              Comment:  With respect to the ETFs, please explain how acquired fund fees and expenses (“AFFE”) and the related fee waiver arrangements are presented in the fee tables in the prospectuses and also please explain how the waiver arrangement for Fund 86 is reflected in the fee table.

Response:  Pursuant to the terms of the investment management agreement (“IMA”) for the Unitary Fee Funds, such ETFs operate under a unitary management fee structure whereby the investment manager reimburses each ETF for all AFFE and pays all of the ordinary operating expenses of the ETF, subject to certain enumerated exclusions. Accordingly, AFFE incurred indirectly by an ETF are reimbursed by the investment manager via a corresponding waiver/reduction of the unitary management fee in an amount equal to the AFFE incurred.  Given the fact that AFFE are covered under the ETFs’ unitary management fee structure, AFFE are not disclosed as a separate line item in the fee and expense table for any ETF, but rather are reflected in the unitary management fee shown in the fee and expense table. For the ETFs, AFFE generated is

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

generally related to investments in affiliated funds (e.g., a Franklin Templeton money market fund). The accrual is daily based upon the underlying holdings of the investment.

Please note that Funds 51, 53-83, and 85-95 include the following disclosure in their prospectuses regarding AFFE:

“Pursuant to the investment management agreement approved by the board of trustees, the Fund pays [the Fund’s investment manager] a unified management fee for managing the Fund’s assets. [The Fund’s investment manager] reimburses the Fund for all acquired fund fees and expenses (such as those associated with the Fund’s investment in a Franklin Templeton money fund)…”

Similarly, Funds 52 and 84 include the following disclosure in their prospectuses:

“Effective December 1, 2022, pursuant to the investment management agreement approved by the board of trustees, the Fund pays [the Fund’s investment manager] a unified management fee for managing the Fund’s assets. [The Fund’s investment manager] reimburses the Fund for all acquired fund fees and expenses (such as those associated with the Fund’s investment in a Franklin Templeton money fund)…”

The aforementioned ETFs also include in their prospectuses disclosure regarding the effective management fee rate for the prior fiscal year (i.e., net of waiver and payments by affiliates, including the AFFE reimbursements). In the joint Statement of Additional Information (“SAI”) for each ETF, under “Management and Other Services,” the specific dollar amounts of “Acquired Fund Fees and Expenses Reimbursed” for the last three fiscal years ended March 31 are disclosed along with the dollar amount of the “Management Fee Paid (After Acquired Fund Fees and Expenses Reimbursed).”

In the annual shareholder reports, the AFFE Reimbursed amounts are included in the line item “Expenses waived/paid by affiliates” on the Statements of Operations and are reflected in the “Expenses net of waiver and payments by affiliates” in the Financial Highlights.

For example, Fund 87 disclosed $104,052 of AFFE reimbursed in the SAI and the same amount on its Statement of Operations. The Fund paid a unified management fee equal to an annual rate of 0.15% (“Expenses before waiver and payments by affiliates”), which was reduced to 0.14% after the AFFE reimbursement (“Expenses net of waiver and payments by affiliates”).

With respect to Fund 86, pursuant to the terms of the ETF’s IMA, the investment manager reimburses the ETF for all AFFE as well as all expenses related to the ETF’s investment in a Cayman Islands-based company that is wholly owned by the ETF (the “Subsidiary Expenses”) and pays all of the ETF’s ordinary operating expenses, subject to certain enumerated exclusions. Thus, AFFE and Subsidiary Expenses are not separately disclosed as a fee table line item because they are paid/reimbursed by the investment manager under the unitary management fee structure. For Fund 86, both AFFE and Subsidiary Expenses are included under the captions “Acquired Fund Fees and Expenses Reimbursed” in the SAI and “Expenses waived/paid by affiliates” in the Statement of Operations as described above.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

32.              Comment:  With respect to Funds 7 to 16 (Franklin LifeSmart Retirement Funds), it appears that the description of the expense limitation arrangements is inconsistent between the prospectus and the annual shareholder report; and between the annual shareholder report for the period ended December 31, 2022 as compared to the report for December 31, 2021. Please explain the discrepancies, including whether AFFE are included; and discuss whether the terms of the expense limitation arrangements are accurately disclosed and whether the corresponding waivers were accurately calculated in accordance with the agreements.

Response:  The description of the “Waiver and Expense Reimbursements” with respect to AFFE for Funds 7 to 15 was correct in the annual shareholder report for the period ended December 31, 2021 and incorrect in the annual shareholder report for the period ended December 31, 2022. Such disclosure was corrected in the prospectus dated May 1, 2023 and in the semi-annual shareholder report for the period ended June 30, 2023. As noted in the disclosure, AFFE is excluded from the fee waiver for Fund 16 and included in the fee waiver for Funds 7 to 15. Funds 7 to 16 confirm that the corresponding waivers were accurately calculated in accordance with the applicable agreements.

33.              Comment:  With respect to the Unitary Fee Funds, please explain the basis on which contingent fees for European Union tax reclaims were excluded from the unitary fee, as applicable. Also explain how such expenses have been disclosed in the corresponding fee table in the prospectuses. In connection with your response, please see SEC Staff guidance as conveyed to the Expert Panel in September 2020 and July 2021.

Response:  Pursuant to the terms of each ETF’s IMA, the ETFs operate under a unitary management fee structure whereby the investment manager reimburses each ETF for all AFFE and pays all of the ordinary operating expenses of the ETF, subject to certain enumerated exclusions.  These exclusions include (i) litigation expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the trustees and officers with respect thereto) and (ii) other non-routine or extraordinary expenses.  In consultation with counsel, Management determined that the non-recurring professional fees charged on a contingency fee basis associated with the collection of European Union (“EU”) tax reclaims paid to ATOZ Tax Advisors (“ATOZ”) constituted extraordinary expenses under the IMA and, therefore, were excluded from the unitary management fee pursuant to the terms of the IMA.

In regards to the presentation of such fees in the applicable ETFs’ prospectus fee tables, instruction 3(c)(i) to Item 3 of Form N-1A specifies that “other expenses” include “all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts. The amount of expenses deducted from the Fund’s assets are the amounts shown as expenses in the Fund’s statement of operations (including increases resulting from complying with paragraph 2(g) of rule 6-07 of Regulation S-X [17 CFR 210.6-07]).”  Instruction 3(c)(ii), however, provides an exception for extraordinary expenses.  Specifically, Instruction 3(c)(ii) provides:

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

“Other Expenses” do not include extraordinary expenses. “Extraordinary expenses” refers to expenses that are distinguished by their unusual nature and by the infrequency of occurrence. Unusual nature means the expense has a high degree of abnormality and is clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the fund, taking into account the environment in which the fund operates. Infrequency of occurrence means the expense is not reasonably expected to recur in the foreseeable future, taking into consideration the environment in which the fund operates. The environment of a fund includes such factors as the characteristics of the industry or industries in which it operates, the geographical location of its operations, and the nature and extent of governmental regulation. If extraordinary expenses were incurred that materially affected the Fund’s “Other Expenses,” disclose in a footnote to the table what “Other Expenses” would have been had the extraordinary expenses been included.

SEC Staff guidance as conveyed to the Expert Panel in September 2020 and July 2021 reiterated this Form N-1A instruction by stating that an item or transaction would need to be both unusual in nature and infrequent in occurrence to potentially qualify as “extraordinary.”

In connection with the 2023 annual registration statement update, in consultation with counsel, Management determined that the non-recurring professional fees charged on a contingency fee basis associated with the collection of EU tax reclaims paid to ATOZ qualified as “extraordinary expenses” as contemplated by Form N-1A and were properly excluded from “other expenses” in the applicable ETFs’ prospectus fee tables, with a corresponding footnote indicating what “other expenses” would have been had such extraordinary expenses been included, all in accordance with the foregoing requirements/guidance.  Further to the above analysis, Management determined that the aforementioned expenses were unusual in nature and infrequent in occurrence because the contingency fees charged by ATOZ upon the successful resolution of EU tax reclaims were non-recurring and were conditioned upon a successful recovery of such claims within a specified EU jurisdiction.  This determination was based on a number of factors, including that (i) the ETFs had not paid such contingency fees before and (ii) such continency fees for a particular Fund and particular jurisdiction were generally expected to be paid during a discrete period of time without payments in future years.

In connection with the upcoming 2024 annual registration statement update that will be filed at the end of July 2024, Management, in consultation with counsel, has determined that the applicable ETFs will no longer rely on Form N-1A Instruction 3(c)(ii) and, therefore, the contingency fees charged by ATOZ for the fiscal year ended March 31, 2024 will be shown in the “other expenses” and “total annual fund operating expenses” line items in the applicable ETFs’ prospectus fee tables.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

The Fund Board received information in November 2022 regarding the EU reclaim services to be provided by ATOZ and, among other actions, authorized Management to engage ATOZ to file any EU reclaims that meet ATOZ and Franklin Templeton’s cost-benefit filing thresholds. The characterization of the ATOZ contingency fees as extraordinary expenses, and thus borne outside of the unitary fee arrangements (i.e., by each applicable ETF directly), was communicated to and approved by the Board at that time.  In May 2023, the Board received information about contingent fees incurred related to the EU reclaims, and it was also noted that such fees were reflected as an extraordinary expense.  In May 2024, the Audit Committee received a further update about the contingent fees incurred related to the EU reclaims, and it was noted that such fees would continue to be borne by the ETFs outside of the unitary fee arrangements.

34.              Comment:  For certain Funds, the investment manager has agreed to reduce its fees to reflect reduced services resulting from the Fund’s investments in affiliated funds. For example, see Fund 104 (Franklin Rising Dividends VIP Fund) and Fund 105 (Franklin Small Cap Value VIP Fund). Please provide additional detail regarding such waiver in the note to the fee table in the prospectuses. For reference, see Instruction 3(e) to Item 3 of Form N-1A.

Response:  Going forward, the impacted Funds will include additional disclosure regarding such waiver as required by Item 3 of Form N-1A in the corresponding note to the fee table in the prospectus.

35.              Comment:  With respect to Fund 15 (Franklin LifeSmart 2060 Retirement Target Fund), please confirm whether expense information in the fee table in the prospectus had been restated to reflect current fees. With respect to Fund 26 (Franklin Mutual International Value Fund), please confirm whether management fees were restated in the fee table, as disclosed.

Response:  With respect to Fund 15, we confirm that expense information in the fee table had been restated to reflect current fees, but the fee table was missing the corresponding footnote required by Item 3 of N-1A. With respect to Fund 26, we confirm that management fees were restated in the fee table and a supplement dated October 6, 2023 has been filed to correct other fee table disclosures.

36.              Comment:  With respect to the ETFs, please see Rule 6c-11(c)(1)(ii) under the 1940 Act and explain how the website discloses the premium or discount as of the end of the prior business day.

Response:  The premium or discount reflects the difference between the net asset value per share (“NAV”) of the ETF and the market price of the ETF, and represents the amount that the ETF is trading above or below its NAV, expressed as a percentage of the NAV. On the website, this calculation is presented in the “Pricing” section for each ETF under the tab “Premium/Discount Analysis.” The “Historical Premium/Discount” chart is updated each business day with the “Market Price vs. NAV at Close,” which shows the premium or discount as of the end of the prior business day.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

37.              Comment:  With respect to the ETFs, please explain whether the Funds with derivative activity for the year should have checked any boxes in Item C.7.n. of Form N-CEN, indicating that they were either subject to the derivatives rule (i.e., Rule 18f-4 under the 1940 Act) or a limited derivatives user.

Response:  We can confirm that certain boxes in Item C.7.n. should have been checked and will, going forward, consider and address such Item for the ETFs having derivatives activity during the reporting period.

38.              Comment:  Please explain whether the following Funds should have checked Form N-CEN Item C.7.n.vi. (Did the Fund invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, in reliance on rule 18f-4(f)?) It appears that Fund 2 invested in to-be-announced (i.e., TBA) securities as disclosed on the Schedule of Investments, and it appears that Fund 52 (Franklin Dynamic Municipal Bond ETF) invested in when-issued securities.

Response:  We can confirm that the aforementioned Funds should have checked such Item and will, going forward, consider and address the Item for Funds engaging in the applicable investment transactions during the reporting period.

39.              Comment:  Please explain whether the following Funds should have checked Form N-CEN Item C.7.n.v. related to unfunded commitment agreements.  Per the Schedule of Investments, Fund 79 (Franklin High Yield Corporate ETF) and Fund 85 (Franklin Senior Loan ETF) invested in unsettled loan commitments.

Response:  We can confirm that such Item should have been checked and will, going forward, consider and address such Item for Funds investing in unfunded commitment agreements during the reporting period.

40.              Comment:  Please explain whether additional ETFs should have completed Form N-CEN Item C.20 related to line of credit arrangements.  Per Note 6 (Global Credit Facility), the “Funds” are borrowers in a joint syndicated senior unsecured credit facility (the “global credit facility”), but only Funds 79 and 85 indicated on Form N-CEN that they had a line of credit.

Response:  As of March 31, 2023, only Funds 79 and 85 with respect to the ETFs were borrowers under the global credit facility, and thus such Item is not applicable to the other ETFs. Instead of referring to the “Funds” as borrowers under the global credit facility in the Notes, the disclosure should have indicated that only Funds 79 and 85 are such borrowers.

41.              Comment:  Please explain whether Fund 71 (Franklin FTSE Russia ETF) should have checked Form N-CEN Item C.8.b. indicating that expenses were waived.  Per the Notes, the investment manager implemented a voluntary waiver of its management fee effective March 1, 2022.

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

Response:  We can confirm that the Fund should have checked such Item.

42.              Comment:  Fund 52 and Fund 84 (Franklin Municipal Green Bond ETF) checked Form N-CEN Item C.3.a.ii., indicating that the Fund is an exchange-traded managed fund.  Please confirm whether this is accurate.

Response:  We can confirm that such Item was inaccurately checked for both Funds and will be corrected going forward.

43.              Comment:  Per Form N-CEN Item C.7.e., Funds 52 and 84 relied on Rule 17a-7 under the 1940 Act during the reporting period.  Please explain why there was no disclosure in the financial statements related to Rule 17a-7 transactions.

Response:  We note that such Item was checked inadvertently. Such Funds did not rely on Rule 17a-7 during the reporting period.

44.              Comment:  With respect to Funds 25 to 30 (Franklin Mutual Series Funds), Form N-CEN for the reporting period ended December 31, 2020 appears to contain an incorrect date reference in the internal control report issued by the auditors:

However, we noted no deficiencies in the Funds’ internal control over financial reporting and its operation, including controls over safeguarding securities, that we consider to be a material weakness as defined above as of February 23, 2021.

The Staff notes that February 23, 2021 is the date the report was signed so it appears as if the statement should have been as of December 31, 2020, the period end date covered by the report.  Please explain.

Response:  We confirm that the aforementioned “as of” date should have been December 31, 2020, and that the corresponding date has been correct in Form N-CEN filings for subsequent periods.

45.              Comment:  Please discuss whether Fund 118 should have responded to Item B.15 of Form N-CEN that it relied on a multi-manager order.

Response:  The Fund did not rely on a multi-manager order during the reporting period.

We note that the SEC has not granted multi-manager relief to the Fund, which is a closed-end Fund.

46.              Comment:  Please explain whether the following Funds should have checked Item C.7.n.vi. of Form N-CEN given the Funds’ investment in TBA securities (Fund 24) or delayed delivery and/or when-issued securities:

Fund 1 (Franklin California Tax-Free Income Fund)

Fund 29 (Franklin Mutual Quest Fund)

FRANKLIN TEMPLETON

Ms. Fettig
July 12, 2024

Fund 31 (Franklin Alabama Tax-Free Income Fund)

Fund 35 (Franklin Federal Intermediate-Term Tax-Free Income Fund)

Fund 36 (Franklin Federal Limited-Term Tax-Free Income Fund)

Fund 38 (Franklin High Yield Tax-Free Income Fund)

Fund 45 (Franklin New Jersey Tax-Free Income Fund)

Fund 46 (Franklin North Carolina Tax-Free Income Fund)

Fund 96 (Franklin Allocation VIP Fund)

Fund 99 (Franklin Growth and Income VIP Fund)

Fund 117

Fund 121 (Foreign Smaller Companies Series)

Response:  We can confirm that each Fund, except Fund 117, should have checked such Item.

47.              Comment:  The Staff notes that certain Funds disclose waivers in the Statements of Operations and a reference to Note 3.c. (Waiver and Expense Reimbursements), but such waivers do not appear to be specifically addressed under Note 3.c. Please explain. The comment applies to Fund 54 (Franklin Exponential Data ETF), Fund 87, Fund 94 (Franklin U.S. Treasury Bond ETF), and Fund 95.

Response:  We note that such references should have been to Note 3.d. (Investments in Affiliated Management Investment Companies), which describes the management fee waiver with respect to assets invested in affiliated management investment companies and references the Statement of Operations.

48.              Comment:  With respect to Funds 52 and 84, the chart disclosing the annualized effective management fee rate for the year ended March 31, 2023 in Note 3.a. (Management Fees) appears to be disclosing the contractual fee rate.

Response:  We can confirm that the aforementioned chart inadvertently disclosed the contractual fee rate for Funds 52 and 84 prior to the change to a unitary management fee structure, which was implemented on December 1, 2022. Such disclosure will be updated going forward to reflect the applicable management fee rates.

We believe that we have responded fully to each of the Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 916-463-1966, or, in his absence, Jeff White at 916-463-4396.

Very truly yours,

/s/ Christopher Kings

Christopher Kings

Senior Vice President,

Global Fund Administration & Oversight

Franklin Templeton

On behalf of the Funds listed in the attached Appendix

                                                                                                                                                                                                                                                                                                                                                                                                 APPENDIX

Funds and Fiscal Year Ends Reviewed by SEC Staff

Fund #	File #	Registrant Name	Series Name	FYE Reviewed
1	811-02790	Franklin California Tax Free Income Fund	Franklin California Tax-Free Income Fund	2/28/2023
2	811-22801	Franklin ETF Trust	Franklin Short Duration U.S. Government ETF	3/31/2023
3	811-07851	Franklin Fund Allocator Series	Franklin Conservative Allocation Fund	12/31/2022
4	811-07851	Franklin Fund Allocator Series	Franklin Corefolio Allocation Fund	12/31/2022
5	811-07851	Franklin Fund Allocator Series	Franklin Global Allocation Fund	12/31/2022
6	811-07851	Franklin Fund Allocator Series	Franklin Growth Allocation Fund	12/31/2022
7	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart 2020 Retirement Target Fund	12/31/2022
8	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart 2025 Retirement Target Fund	12/31/2022
9	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart 2030 Retirement Target Fund	12/31/2022
10	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart 2035 Retirement Target Fund	12/31/2022
11	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart 2040 Retirement Target Fund	12/31/2022
12	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart 2045 Retirement Target Fund	12/31/2022
13	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart 2050 Retirement Target Fund	12/31/2022
14	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart 2055 Retirement Target Fund	12/31/2022
15	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart 2060 Retirement Target Fund	12/31/2022
16	811-07851	Franklin Fund Allocator Series	Franklin LifeSmart Retirement Income Fund	12/31/2022
17	811-07851	Franklin Fund Allocator Series	Franklin Moderate Allocation Fund	12/31/2022
18	811-04986	Franklin Investors Securities Trust	Franklin Low Duration U.S. Government Securities Fund (formerly, Franklin Adjustable U.S. Government Securities Fund)	10/31/2022
19	811-04986	Franklin Investors Securities Trust	Franklin Convertible Securities Fund	10/31/2022
20	811-04986	Franklin Investors Securities Trust	Franklin Equity Income Fund	10/31/2022
21	811-04986	Franklin Investors Securities Trust	Franklin Floating Rate Daily Access Fund	10/31/2022
22	811-04986	Franklin Investors Securities Trust	Franklin Low Duration Total Return Fund	10/31/2022
23	811-04986	Franklin Investors Securities Trust	Franklin Managed Income Fund	10/31/2022
24	811-04986	Franklin Investors Securities Trust	Franklin Total Return Fund	10/31/2022
25	811-05387	Franklin Mutual Series Funds	Franklin Mutual Beacon Fund	12/31/2022
26	811-05387	Franklin Mutual Series Funds	Franklin Mutual International Value Fund (formerly, Franklin Mutual European Fund)	12/31/2022
27	811-05387	Franklin Mutual Series Funds	Franklin Mutual Financial Services Fund	12/31/2022
28	811-05387	Franklin Mutual Series Funds	Franklin Mutual Global Discovery Fund	12/31/2022
29	811-05387	Franklin Mutual Series Funds	Franklin Mutual Quest Fund	12/31/2022
30	811-05387	Franklin Mutual Series Funds	Franklin Mutual Shares Fund	12/31/2022
31	811-04149	Franklin Tax-Free Trust	Franklin Alabama Tax-Free Income Fund	2/28/2023
32	811-04149	Franklin Tax-Free Trust	Franklin Arizona Tax-Free Income Fund	2/28/2023
33	811-04149	Franklin Tax-Free Trust	Franklin Colorado Tax-Free Income Fund	2/28/2023
34	811-04149	Franklin Tax-Free Trust	Franklin Connecticut Tax-Free Income Fund	2/28/2023
35	811-04149	Franklin Tax-Free Trust	Franklin Federal Intermediate-Term Tax-Free Income Fund	2/28/2023
36	811-04149	Franklin Tax-Free Trust	Franklin Federal Limited-Term Tax-Free Income Fund	2/28/2023
37	811-04149	Franklin Tax-Free Trust	Franklin Georgia Tax-Free Income Fund	2/28/2023
38	811-04149	Franklin Tax-Free Trust	Franklin High Yield Tax-Free Income Fund	2/28/2023
39	811-04149	Franklin Tax-Free Trust	Franklin Louisiana Tax-Free Income Fund	2/28/2023
40	811-04149	Franklin Tax-Free Trust	Franklin Maryland Tax-Free Income Fund	2/28/2023
41	811-04149	Franklin Tax-Free Trust	Franklin Massachusetts Tax-Free Income Fund	2/28/2023
42	811-04149	Franklin Tax-Free Trust	Franklin Michigan Tax-Free Income Fund	2/28/2023
43	811-04149	Franklin Tax-Free Trust	Franklin Minnesota Tax-Free Income Fund	2/28/2023
44	811-04149	Franklin Tax-Free Trust	Franklin Missouri Tax-Free Income Fund	2/28/2023
45	811-04149	Franklin Tax-Free Trust	Franklin New Jersey Tax-Free Income Fund	2/28/2023
46	811-04149	Franklin Tax-Free Trust	Franklin North Carolina Tax-Free Income Fund	2/28/2023
47	811-04149	Franklin Tax-Free Trust	Franklin Ohio Tax-Free Income Fund	2/28/2023
48	811-04149	Franklin Tax-Free Trust	Franklin Oregon Tax-Free Income Fund	2/28/2023
49	811-04149	Franklin Tax-Free Trust	Franklin Pennsylvania Tax-Free Income Fund	2/28/2023
50	811-04149	Franklin Tax-Free Trust	Franklin Virginia Tax-Free Income Fund	2/28/2023
51	811-23124	Franklin Templeton ETF Trust	Franklin Disruptive Commerce ETF	3/31/2023
52	811-23124	Franklin Templeton ETF Trust	Franklin Dynamic Municipal Bond ETF	3/31/2023
53	811-23124	Franklin Templeton ETF Trust	Franklin Emerging Market Core Dividend Tilt Index ETF	3/31/2023
54	811-23124	Franklin Templeton ETF Trust	Franklin Exponential Data ETF	3/31/2023
55	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Asia ex Japan ETF	3/31/2023
56	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Australia ETF	3/31/2023
57	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Brazil ETF	3/31/2023
58	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Canada ETF	3/31/2023
59	811-23124	Franklin Templeton ETF Trust	Franklin FTSE China ETF	3/31/2023
60	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Europe ETF	3/31/2023
61	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Eurozone ETF (formerly, Franklin FTSE Europe Hedged ETF)	3/31/2023
62	811-23124	Franklin Templeton ETF Trust	Franklin FTSE France ETF[1]	3/31/2023
63	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Germany ETF	3/31/2023
64	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Hong Kong ETF	3/31/2023
65	811-23124	Franklin Templeton ETF Trust	Franklin FTSE India ETF	3/31/2023
66	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Italy ETF[1]	3/31/2023
67	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Japan ETF	3/31/2023
68	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Japan Hedged ETF	3/31/2023
69	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Latin America ETF	3/31/2023
70	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Mexico ETF	3/31/2023
71	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Russia ETF[2]	3/31/2023
72	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Saudi Arabia ETF	3/31/2023
73	811-23124	Franklin Templeton ETF Trust	Franklin FTSE South Africa ETF[1]	3/31/2023
74	811-23124	Franklin Templeton ETF Trust	Franklin FTSE South Korea ETF	3/31/2023
75	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Switzerland ETF	3/31/2023
76	811-23124	Franklin Templeton ETF Trust	Franklin FTSE Taiwan ETF	3/31/2023
77	811-23124	Franklin Templeton ETF Trust	Franklin FTSE United Kingdom ETF	3/31/2023
78	811-23124	Franklin Templeton ETF Trust	Franklin Genomic Advancements ETF	3/31/2023
79	811-23124	Franklin Templeton ETF Trust	Franklin High Yield Corporate ETF	3/31/2023
80	811-23124	Franklin Templeton ETF Trust	Franklin Intelligent Machines ETF	3/31/2023
81	811-23124	Franklin Templeton ETF Trust	Franklin International Aggregate Bond ETF	3/31/2023
82	811-23124	Franklin Templeton ETF Trust	Franklin International Core Dividend Tilt Index ETF	3/31/2023
83	811-23124	Franklin Templeton ETF Trust	Franklin Investment Grade Corporate ETF	3/31/2023
84	811-23124	Franklin Templeton ETF Trust	Franklin Municipal Green Bond ETF	3/31/2023
85	811-23124	Franklin Templeton ETF Trust	Franklin Senior Loan ETF	3/31/2023
86	811-23124	Franklin Templeton ETF Trust	Franklin Systematic Style Premia ETF	3/31/2023
87	811-23124	Franklin Templeton ETF Trust	Franklin U.S. Core Bond ETF	3/31/2023
88	811-23124	Franklin Templeton ETF Trust	Franklin U.S. Core Dividend Tilt Index ETF	3/31/2023
89	811-23124	Franklin Templeton ETF Trust	Franklin U.S. Equity Index ETF	3/31/2023
90	811-23124	Franklin Templeton ETF Trust	Franklin U.S. Large Cap Multifactor Index ETF	3/31/2023
91	811-23124	Franklin Templeton ETF Trust	Franklin U.S. Low Volatility ETF	3/31/2023
92	811-23124	Franklin Templeton ETF Trust	Franklin U.S. Mid Cap Multifactor Index ETF	3/31/2023
93	811-23124	Franklin Templeton ETF Trust	Franklin U.S. Small Cap Multifactor Index ETF	3/31/2023
94	811-23124	Franklin Templeton ETF Trust	Franklin U.S. Treasury Bond ETF	3/31/2023
95	811-23124	Franklin Templeton ETF Trust	Franklin Ultra Short Bond ETF	3/31/2023
96	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Allocation VIP Fund	12/31/2022
97	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin DynaTech VIP Fund	12/31/2022
98	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Global Real Estate VIP Fund	12/31/2022
99	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Growth and Income VIP Fund	12/31/2022
100	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Income VIP Fund	12/31/2022
101	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Large Cap Growth VIP Fund	12/31/2022
102	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Mutual Global Discovery VIP Fund	12/31/2022
103	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Mutual Shares VIP Fund	12/31/2022
104	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Rising Dividends VIP Fund	12/31/2022
105	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Small Cap Value VIP Fund	12/31/2022
106	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Small-Mid Cap Growth VIP Fund	12/31/2022
107	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin Strategic Income VIP Fund	12/31/2022
108	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin U.S. Government Securities VIP Fund	12/31/2022
109	811-05583	Franklin Templeton Variable Insurance Products Trust	Franklin VolSmart Allocation VIP Fund	12/31/2022
110	811-05583	Franklin Templeton Variable Insurance Products Trust	Templeton Developing Markets VIP Fund	12/31/2022
111	811-05583	Franklin Templeton Variable Insurance Products Trust	Templeton Foreign VIP Fund	12/31/2022
112	811-05583	Franklin Templeton Variable Insurance Products Trust	Templeton Global Bond VIP Fund	12/31/2022
113	811-05583	Franklin Templeton Variable Insurance Products Trust	Templeton Growth VIP Fund	12/31/2022
114	811-05878	Franklin Value Investors Trust	Franklin MicroCap Value Fund	10/31/2022
115	811-05878	Franklin Value Investors Trust	Franklin Mutual U.S. Mid Cap Value Fund	10/31/2022
116	811-05878	Franklin Value Investors Trust	Franklin Small Cap Value Fund	10/31/2022
117	811-06378	Templeton Developing Markets Trust	Templeton Developing Markets Trust	12/31/2022
118	811-08394	Templeton Dragon Fund, Inc.	Templeton Dragon Fund, Inc.	12/31/2022
119	811-08226	Templeton Global Investment Trust	Templeton Global Balanced Fund	12/31/2022
120	811-08226	Templeton Global Investment Trust	Templeton Emerging Markets Small Cap Fund	8/31/2022
121	811-06135	Templeton Institutional Funds	Foreign Smaller Companies Series	12/31/2022
122	811-06135	Templeton Institutional Funds	International Equity Series	12/31/2022

Appendix - 1

1      This Fund was liquidated on November 16, 2023.

2      The Fund is in the process of liquidating its assets and winding up its business pursuant to a plan of liquidation.